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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of the General Partner
Pacific Energy Partners, L.P.:

        We consent to the use of our report dated January 26, 2004, except as to notes 15 and 16, which are as of June 1, 2004, with respect to the consolidated balance sheets of Pacific Energy Partners, L.P. as of December 31, 2003 and 2002, and the related consolidated statements of income, partners' capital, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003, included in the current report on Form 8-K dated September 1, 2004 of Pacific Energy Partners, L.P., incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Los Angeles, California
September 1, 2004

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Consent of Independent Registered Public Accounting Firm